Mail Stop 4561
								August 25, 2005

Mr. Roy T. Brooks
President and CEO
Mountain Bank Holding Company
501 Roosevelt Avenue
PO Box 98
Enumclaw, WA 98022

Re:	Mountain Bank Holding Company
	Item 4.02 Form 8-K
      Filed March 9, 2005
	File No. 000-28394

Dear Mr. Brooks:

      We have reviewed your filing and your response letter dated August 12, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






1. We note your response to our prior comment 2 and are unable to concur that you have accomplished restatement of the quarterly financial reports for the periods ended September 31, 2004, June 30,
2004, and March 31, 2004 in your Form 8-K filed March 9, 2005. Based on your filed Form 8-K Item 4.02 your previously filed Forms 10-Q for the above mentioned periods contain issued financial statements that should not be relied upon. Please revise these financial statements in accordance with paragraph 37 of APB 20 for the correction of an error by filing amended Forms 10-Q, or tell us the authoritative guidance you relied upon in determining that no further action is required by you at this time.

2. We note your response to our prior comment 3 and are unable to concur that the independent accountants` limited scope letter filed as Exhibit 7.01 fully complies with the requirements of Item 4.02(c)(2) of the Form 8-K. Please revise to file an amended letter that clearly identifies the statements in the Item 4.02 that the independent accountant agrees with and, if not, the respects to which it does not agree.

3. Please tell us when you intend to file your amended Form 10-K and
Forms 10-Q.


       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call John Spitz at (202)
551-
3484.

								Sincerely,


								Amit Pande
								Assistant Chief Accountant
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Mr. Roy T. Brooks
Mountain Bank Holding Company
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